LSC Communications
Notes to Unaudited Pro Forma Combined Financial Statements

(A) Reflects interest expense related to approximately $825.0 million in debt that LSC Communications expects to issue and related amortization of debt issuance costs. Based on LSC Communications' currently expected debt rating and current financial market conditions, the weighted average interest rate on the debt is expected to be approximately 7.5%. Interest expense was calculated assuming constant debt levels throughout the periods. Interest expense may be higher or lower if LSC Communications' actual interest rate or credit ratings change from expected levels. A 1% change in the annual interest rate would change net income by approximately $5.0 million on an annual basis.

(B) The tax expense was calculated at an estimated marginal tax rate of 37.0% applied to the related pre-tax pro forma adjustments. The deferred tax impact from changes in temporary differences was calculated utilizing an estimated income tax rate of 39.0%. These rates reflect the U.S. marginal tax rate taking into consideration the nature of the adjustment. The pro forma adjustments reflect the tax impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Tax impact of pro forma adjustments:

Workers compensation in other noncurrent assets	$ (1.0)
Removal of UK pension in other noncurrent assets	1.5
Short-term worker's compensation liability	4.1
Pension liabilities	144.4
Long-term worker's compensation liability	10.2
Deferred income tax adjustment	$ 159.2
Deferred income taxes – liability reclassification	(135.9)
Deferred income tax asset adjustment	$ 23.3

After consideration of the pro forma adjustments, deferred tax liabilities and assets net to a deferred tax asset in each jurisdiction.

(C) The weighted-average number of shares of LSC Communications common stock used to compute basic earnings per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 is based on the weighted-average number of shares of RRD common stock outstanding for the year ended December 31, 2015 and the six-months ended June 30, 2016, respectively, assuming a Distribution Ratio of one share of LSC Communications common stock for every eight shares of RRD common stock outstanding and the retention by RRD of 19.25% ownership in LSC. The calculation of basic common shares outstanding is below.

Basic

Weighted-average of RRD common shares outstanding for the six months ended June 30, 2016	209.8 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125
Weighted-average number of LSC common shares assumed to be issued from RRD stock	26.2 million
19.25% RRD ownership retention	6.3 million
Total weighted-average outstanding common shares	32.5 million
Weighted-average of RRD common shares outstanding for the year ended December 31, 2015	205.6 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125
Weighted-average number of LSC common shares assumed to be issued from RRD stock	25.7 million
19.25% RRD ownership retention	6.1 million
Total weighted-average outstanding common shares	31.8 million

The actual number of shares of LSC Communications common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

(D) The weighed-average number of shares of LSC Communications common stock used to compute diluted earnings per share is based on the weighted average number of diluted shares of RRD common stock for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. The calculation of diluted shares outstanding is below.

Diluted

Weighted average of RRD common shares outstanding for the six months ended June 30, 2016	211.4 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125
Weighted-average number of LSC common shares assumed to be issued from RRD stock	26.4 million
19.25% RRD ownership retention	6.3 million
Total weighted-average outstanding common shares	32.7 million
Weighted average of RRD common shares outstanding for the year ended December 31, 2015	206.8 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125
Weighted-average number of LSC common shares assumed to be issued from RRD stock	25.9 million
19.25% RRD ownership retention	6.2 million
Total weighted-average outstanding common shares	32.1 million

The actual number of shares of LSC Communications common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

(E) Reflects the issuance of approximately $825.0 million in debt, less debt issuance costs of $19.7 million, and the net distribution of $805.3 million of cash to RRD. The net distribution to RRD is included in the pro forma adjustments to additional paid-in-capital. Also included in other noncurrent assets is a $5.0 million adjustment for debt issuance costs related to entering into the revolving credit agreement.

(F) On the Distribution Date, RRD's net investment in LSC Communications will be redesignated as LSC Communications Shareholders' Equity and will be allocated $0.3 million to common stock and $838.2 million to additional paid-in-capital based on the number of shares of LSC Communications common stock outstanding at the Distribution Date. This adjustment also reflects the impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Impact of pro forma adjustments	$ (629.5)
Redesignation of net parent investment	1,468.0
Common Stock adjustment	(0.3)
Total Additional Paid-in-Capital Adjustment	$ 838.2

(G) Effective as of the Distribution Date, RRD expects to transfer certain defined benefit pension plan net liabilities associated with LSC's active, retired and certain other employees. The net benefit obligations we will assume include an estimated net benefit plan liability of $374.0 million (consisting of a total benefit plan liability of $2,437.0 million, net of plan assets having fair market value of $2,063.0 million), accumulated other comprehensive loss, net of tax, of $494.0 million, and $144.4 million of related deferred tax assets. The estimated amount of incremental pension income is $14.7 million for 2015 and $9.5 million for the six months ended June 30, 2016. Our estimates may change as we approach the Distribution Date and continue to refine our estimates of the net liability transfers as of that date. The actual assumed net benefit plan obligations and incremental income could change materially from our estimates.

(H) Reflects the workers' compensation recovery asset included in other noncurrent assets of $2.7 million ($1.7 million net of tax), short-term workers' compensation liability of $10.7 million ($6.6 million net of tax) and long-term workers' compensation liability of $26.5 million ($16.3 million net of tax) to be transferred to LSC Communications from RRD upon Separation. This also reflects the impact of the removal of the UK pension plan, which will be transferred to RRD from LSC Communications under the Separation and Distribution Agreement. The transfer of this plan would reduce other noncurrent assets by $3.9 million, accumulated other comprehensive loss by $45.5 million and would increase operating expenses within costs of goods sold by $3.0 million for 2015.

(I) Reflects the reclassification of cost of sales from affiliates to cost of sales.

(J) Reflects cash to be transferred to RRD in order to arrive at the agreed-upon cash needed for working capital purposes pursuant to the Separation and Distribution Agreement. The Separation and Distribution Agreement also includes a provision for RRD to make a future cash payment to LSC no later than six months following the Separation. Based on current assumptions, a receivable of $10.0 million has been included in the pro forma adjustments related to this amount.

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies

The following table summarizes payments due under our significant contractual commitments as of December 31, 2015 on a pro-forma basis to reflect the issuance of debt and expected pension liability as if it had taken place at December 31, 2015:

				Payments Due In			
	Total	2016	2017	2018	2019	2020	Thereafter
				(in millions)			
Pro forma debt [a]	$ 825.0	$ 21.3	$21.3	$21.3	$21.3	$21.3	$ 718.5
Multi-employer pension plan withdrawal obligations	142.2	9.2	9.2	9.2	9.2	9.2	96.2
Operating leases [b]	87.3	24.9	21.9	13.0	10.0	6.0	11.5
Deferred compensation	18.4	3.0	5.5	2.5	0.2	0.7	6.5
Pension and other postretirement benefits plan contributions [c]	380.4	5.8	0.6	—	—	—	374.0
Incentive compensation	8.2	8.2	—	—	—	—	—
Capital leases [d]	5.2	2.6	2.6	—	—	—	—
Outsourced services	1.6	1.1	0.4	0.1	—	—	—
Other [e]	30.7	29.7	0.3	0.3	0.4	—	—
Total as of December 31, 2015	$1,499.0	$105.8	$61.8	$46.4	$41.1	$37.2	$1,206.7

(a) Amounts presented relate to the principal amounts of the expected debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees.
(b) Operating leases include obligations to landlords.
(c) Pension plan contributions are an estimate for 2016 and 2017. Amounts presented in the "Thereafter" column reflect the expected pension liability which is to be transferred upon Separation.
(d) Amounts represent the expected cash payments of our capital leases, which includes interest expense.
(e) Other represents employee restructuring-related severance payments ($13.1 million) and purchases of property, plant and equipment ($10.6 million). Additionally, the Company has included $4.6 million of uncertain tax liabilities that are classified as current liabilities in the Combined Balance Sheets as payments due in 2016.